SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Dime Community Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253922-10-8

(CUSIP Number)

N/A

Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253922-10-8	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Compensation Committee of Dime Community Bancshares, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Corporation's employee benefit plan organized in New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
177,139

	6	SHARED VOTING POWER
3,327,785

	7	SOLE DISPOSITIVE POWER
177,139

	8	SHARED DISPOSITIVE POWER
3,327,785

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,924

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.4% of 37,445,853 shares of Common Stock outstanding as of December 31, 2016.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 3 of 6 Pages
Item 1(a)

Name of Issuer:	Dime Community Bancshares, Inc. ("Company")

Item 1(b)

Address of Issuer's Principal Executive Office:	300 Cadman Plaza West, 8th Floor
Brooklyn, NY 11201

Item 2(a)

Name of Person Filing:	The Compensation Committee of Dime Community Bancshares, Inc.

Item 2(b)

Address of Principal Business Office:	300 Cadman Plaza West, 8th Floor
Brooklyn, NY 11201

Item 2(c)

Citizenship:	U.S.A.

Item 2(d)

Title of Class of Securities:	Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)

CUSIP Number:	253922-10-8

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This Statement is filed pursuant to Section 240.13d-1(c)

Page 4 of 6 Pages

Item 4

Ownership:

The following information with respect to the Committee's ownership of Common Stock is provided as of December 31, 2016. None of the shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.

(a)	Amount Beneficially Owned		3,504,924
(b)	Percent of Class		9.4%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	177,139
	(ii)	shared power to vote or to direct the vote	3,327,785
	(iii)	sole power to dispose or to direct disposition of	177,139
	(iv)	shared power to dispose or to direct disposition of	3,327,785

The Compensation Committee (the "Committee") of Dime Community Bancshares, Inc. serves certain administrative functions for the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the "ESOP"), an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The Committee also serves certain administrative functions for Dime Community Bank 401(k) Plan (formerly named The Dime Savings Bank of Williamsburgh 401(k) Plan) ("401(k) Plan"). In addition, the Committee acts as Trustee and possesses voting authority over 152,409 Restricted Stock Awards ("Restricted Stock Awards") and 24,730 Performance Share Awards (“Performance Share Awards”) granted to certain officers of the Company or Bank under either the Dime Community Bancshares, Inc. 2004 Stock Incentive Plan or the Dime Community Bancshares, Inc. 2013 Equity and Incentive Plan. As of December 31, 2016, the ESOP owns 2,757,200 shares of the Company's common stock, of which all of such shares had been allocated to individual accounts established for participating employees and their beneficiaries. After the final allocation for the year ended December 31, 2016 is completed, there will be no unallocated shares. These shares have also been reported on the Schedule 13G/A filed by the Employee Stock Ownership of Dime Community Bancshares, Inc. and Certain Affiliates on February 14, 2017. All shares of common stock owned by the ESOP are held by Pentegra Asset Management, as Trustee, as of December 31, 2016. The Committee has the power and authority to direct the Trustee of the ESOP with respect to the investment of the ESOP's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares. With respect to the ESOP, ERISA, in limited circumstances, may confer upon the Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. As of December 31, 2016, the Company Stock Fund of the 401(k) Plan ("401(k) Plan Company Stock Fund") owns 570,585 of the Company's common stock, all of which are held by Pentegra Asset Management as Trustee, as of December 31, 2016. The Committee has the power and authority to direct the Trustee of the 401(k) Plan Company Stock Fund with respect to the investment of the Company Stock Fund assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares.

Item 5

Ownership of Five Percent or Less of a Class:

Not applicable

Page 5 of 6 Pages

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by ESOP to acquire Common Stock. The allocation to each account is calculated by multiplying the aggregate amount of such dividends by a fraction, the numerator of which is the balance credited to the account and the denominator of which is the aggregate balances credited to all accounts, all as of the last day of the quarter immediately preceding the quarter in which the dividends are received. Once allocated, such dividends may, at the discretion of the Committee, be paid out to the account holder within ninety (90) days after the end of the plan year in which they are received. Under the 401(k) Plan Company Stock Fund, cash dividends on common stock allocated to the accounts of participating employees and beneficiaries are added to their respective individual accounts. For the Restricted Stock Award shares and Performance Share Award shares, dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating person and their beneficiaries for the Restricted Stock Awards and Performance Share Award shares, to the extent paid in cash, are, at the direction of the Company, distributed to the participating employees and their beneficiaries.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8

Identification and Classification of Members of the Group:

Not applicable

Item 9

Notice of Dissolution of Group

Not applicable

Page 6 of 6 Pages

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
(Date)

THE COMPENSATION COMMITTEE OF DIME COMMUNITY BANCSHARES, INC.

By:	/s/ OMER S. J. WILLIAMS
Omer S.J. Williams - Chairman

By:	/s/ ANTHONY BERGAMO
Anthony Bergamo

By:	/s/ STEVEN D. COHN
Steven D. Cohn

By:	/s/ KATHLEEN M. NELSON
Kathleen M. Nelson